Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Chuo Mitsui Trust Holdings, Inc.
Subject Company: The Sumitomo Trust and Banking Co., Ltd.
Commission File Number: 132-02705
Dated November 27, 2009

                Management Integration with Sumitomo Trust Group
  - Creating "The Trust Bank" with a Combination of Expertise - Creating "The
Trust Bank" with a Combination of Expertise and Comprehensive Capability - and
                          Comprehensive Capability -

                               November 26, 2009
                            Chuo Mitsui Trust Group

Background of Management Integration

Financial crisis led to structural changes in economy and society

Japan's low birthrate and aging society, maturing of economy

More advanced & complex client needs in managing their assets

Need to facilitate the flow of Japan's personal financial assets, pension assets, etc.

Entering an era where a trust bank group should give full play to its strengths, featuring high levels of expertise and broad scope of businesses

                                Complete shared
                             understanding of the
                             management environment

The Sumitomo Trust and Banking Group

Combine personnel, know-how & other
managerial resources

Create "The Trust Bank", a new trust bank group

                                November 6, 2009

   Reached a basic agreement on the management integration of the two groups

                                                                              1

What is "The Trust Bank"?

"The Trust Bank will take pride as Japan's leading trust bank group which boasts the largest scale and the highest status by combing banking, asset management and admistration and real estate businesses

       "The Trust Bank" will provide high added value to all stakeholders

----------------------        --------------------          ----------------         ------------------
For clients                   For society                   For shareholders         For employees

A trusted partner             A company                     A financial              A workplace where
that swiftly provides         operating a trust             institution with a       the diversity and
comprehensive                 business with strong          new business             creativity of its
solutions by making           social and public             model creating           employees are
full use of its high          traits, that engages          distinct, high value-    more fully used to
levels of expertise           in sound                      added services by        add value to the
and comprehensive             management based              combining banking,       organization and
capability                    on a high degree of           asset management         where employees
                              self-discipline and           and administration       can have pride and
                              greatly contributes           and real estate          be highly motivated
                              to society by                 businesses               in fulfilling their
                              proactively                                            missions
                              promoting corporate
                              social responsibility
                              activities

                                                                              2

Consistency with Current Management Direction

                          Current Management Direction

   ----------------------------------------------------------------------------------------------    -------------------------------
Increasing gross operating profit by                             Promoting                Strengthening
transitioning from a revenue structure which                     efficient                     the
relied on conventional banking businesses                        management               balance sheet

Agile and focused application of managerial
resources to high margin and high growth areas

  Investment Trust and   Real Estate    Individual Loans       Pursuing low cost      Enhancing capital
   Annuity Insurance                     (Housing Loans)         operations           Reducing stock price
                                                                                      fluctuation risk
                                                                                      Securing asset soundness

                Retain the current management policy untill the
                             management integration

                                   Management
                                  Integration

                                                                              3

Post-integration Vision (1) – Largest scale and highest status in Japan

The largest scale and the highest status in Japan

By strengthening high levels of expertise and expanding business operations, the new trust bank group will become Japan's leading trust bank group which boasts the largest scale and the highest status

(1) Japan's largest asset management and custody group
(2) One of Japan's leading asset management consulting groups
(3) One of Japan's leading firms in trust-bank-related businesses

(as of March 31, 2009)

Assets under Management	**Approx. 58 trillion yen**	No.1 among Japanese Bank and Securities Company Groups
Balance of Corporate Pension Funds	**Approx. 12 trillion yen**	No.1 among Trust Banks
Lead Manager for Corporate Pension Funds	**2,033 funds**	No.1 among Trust Banks
Assets under Custody	**Approx. 181 trillion yen**	No.1 among Japanese Bank Groups
Real Estate Business-Related Revenue	**Approx. 25 billion yen**	No.1 among Trust Banks
Stock Transfer Agency Services / Corporate Clients	**2,887**	No.2 among Trust Banks
Balance of Investment Trust, Annuity Insurance and Other Sales	**Approx. 4 trillion yen**	No.3 among Japanese banks
Number of Will Trusts	**18,620**	No.2 among Trust Banks
Lending Business / Total Loan Balance	**Approx. 20 trillion yen**	No.5 among Japanese banks
Lending Business / Balance of Loans to Individuals	**Approx. 5 trillion yen**	No.5 among Japanese banks

Chuo Mitsui Trust Group

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Post-integration Vision (2) – Reinforcing and combining client bases

Reinforcing and combining wholesale client bases

A broad wholesale client base including Mitsui Group and Sumitomo Group

Not more than about 25% overlap between two parties' top 100 corporate borrowers (as of September 30, 2009)

=> By combining credit portfolios, concentration risk of credit portfolio decreases

Reinforcing and combining retail client bases

A balanced retail client base with a focus on the Tokyo metropolitan area, as well as the Kansai and Chubu areas

Retail Client Base

(in trillions of yen)

(as of September 30, 2009)	Chuo Mitsui Trust		Sumitomo Trust		Total	
Total retail depositary asset balance (Note)	9.83	100.0%	9.95	100.0%	19.78	**100.0%**
Tokyo metropolitan area	5.27	53.7%	2.91	29.2%	8.18	**41.4%**
Kansai area	1.56	15.9%	4.31	43.4%	5.87	**29.7%**
Chubu area	1.76	18.0%	1.10	11.1%	2.86	**14.6%**
Other	1.21	12.4%	1.62	16.3%	2.83	**14.4%**

Note: Total depositary assets :Deposits (including foreign currency deposits), loan trusts, money trusts, investment trusts, annuity insurances, Japanese government bonds

Chuo Mitsui Trust Group
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Post-integration Vision (3) – Reinforcing and combining branch networks

Reinforcing and combining branch networks

Balanced branch network in Japan, with a focus on the Tokyo metropolitan, Kansai and Chubu areas

Domestic Network (Excluding Domestic Sub-branches) (as of September 30, 2009)

	Chuo Mitsui Trust		Sumitomo Trust		Total		Overlapping Branches (Note)
Metro Tokyo	33	49.3%	17	33.3%	**50**	**42.4%**	11
Kansai Area	10	14.9%	18	35.3%	**28**	**23.7%**	7
Chubu Area	13	19.4%	6	11.8%	**19**	**16.1%**	5
Other Areas	11	16.4%	10	19.6%	**21**	**17.8%**	6
Total	67	100.0%	51	100.0%	**118**	**100.0%**	29

Note: Reorganization of branch networks will be considered later

By leveraging the overseas networks of Chuo Mitsui Trust Holdings (CMTH) Group and The Sumitomo Trust and Banking (STB) Group, the new trust bank group will be able to offer global financial services

Overseas Network (Excluding overseas representative offices) (as of September 30, 2009)

	Chuo Mitsui Trust	Sumitomo Trust
USA	Chuo Mitsui Investments, Inc. (Asset management business)	New York Branch, Sumitomo Trust and Banking Co. (U.S.A.) (Asset management & global custody business)
Europe	Chuo Mitsui Trust International Ltd. (Securities business)	London Branch, Sumitomo Trust and Banking (Luxembourg) S.A. (Global custody business)
Asia	Chuo Mitsui Investments, Singapore Pte. Ltd. (Asset management business) Chuo Mitsui Investments Hong Kong Limited (Asset management business)	Singapore Branch, Shanghai Branch STB Consulting (China) Co., Ltd. (Consulting business) The Sumitomo Trust Finance (H.K.) Limited (Finance business, asset management business)

Chuo Mitsui Trust Group
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Integration Effects (1) – Earnings Synergies

Earnings expansion

Pursue enhanced redeployment of personnel especially within management units through the integration of the three trust banks in the new trust bank group

Assign staff to strategic fields

Reinforce investment and consulting capabilities

More specialist employees

Securities Analysts	765
Asset Management Specialists	266
Pension Actuaries	57
Real Estate Appraisers	158
Real Estate Transaction Specialists	5,177
Certified Skilled Worker of Financial Planning (First Grade)	531
Financial Consultants	182

(as of March 31, 2009, combined numbers of the three trust banks)

Domains	Specific business contents		
Asset management	Investment trust management	Management of wrap accounts	Pension management (active, passive), etc.
Asset custody	Entrusted investment trust	Asset securitization	
Investment trust sales	Investment trust sales	Wrap account sales	Annuity insurance sales
Real estate	Real estate brokerage (wholesale)	Real estate brokerage (retail)	Real estate management
Global business	Business with overseas Japanese corporations	Investment products business for overseas clients (Japanese equities, real estate)	

Chuo Mitsui Trust Group
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Integration Effects (2) – Cost Synergies

Expense Reduction

Promote greater efficiency in systems and administration

(in billions of yen)

(FY2008)	Chuo Mitsui Trust (Note1)	Sumitomo Trust (Note2)
Systems costs	15.0	18.0
Other non-personnel costs	44.2	58.9

Systems costs mainly due to banking business, pension business, etc.

Other non-personnel costs mainly due to costs related to office buildings, outsourcing, etc.

Considerable reduction effect through integration

Note1 : Combined figures of The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited on non-consolidated basis
Note2 : The Sumitomo Trust and Banking Co., Ltd. on non-consolidated basis

+

Streamline personnel and structures to respond to regulatory frameworks

Chuo Mitsui Trust Group

The Sumitomo Trust and Banking Co., Ltd.

Integration to enable more efficient responses

IFRS

Internal controls (J-SOX)

BASEL II

Other tax systems, laws, ordinances, etc.

Chuo Mitsui Trust Group

8

Financial Soundness

Status of "quality" and "quantity" of capital

(Consolidated basis)

(as of Sep.30, 2009, preliminary basis)	Chuo Mitsui Trust	Sumitomo Trust
Consolidated BIS Capital Adequacy Ratio (Note)	12.33%	14.17%
Tier I Capital Ratio (Note)	8.83%	9.88%
(Tier1-pref. shares and pref. securities)/RWA	6.55%	6.85%

Note: Chuo Mitsui Trust Holdings, Inc. uses a domestic standard and
The Sumitomo Trust and Banking Co., Ltd. uses an international standard

There is currently sufficient quality and quantity of capital, and we will continue efforts to maintain and enhance the capital foundation

Non-performing loans ratios, status of collaterals and allowances

(Non-consolidated basis)

(in billions of yen)

(as of September 30, 2009)	CMTB (Note)	Sumitomo Trust
Non-performing loans: Total	145.7	309.2
Non-performing loans ratio	1.5%	2.5%
Coverage ratio	80.4%	90.2%

Note: The Chuo Mitsui Trust and Banking Company, Limited on non-consolidated basis

The non-performing loans ratios were 1.5% and 2.5%. Financial allowances are at sufficient levels, with the coverage ratios for non-performing loans at 80.4% and 90.2%.

Shareholding risk, future reduction policy

(Consolidated basis)

(in billions of yen)

(as of September 30, 2009)	Chuo Mitsui Trust	Sumitomo Trust
Stocks (cost basis) (a)	489.9	422.5
Consolidated Tier I (b)	712.0	1,268.7
% of Tier I (a/b)	68.8%	33.3%

Midterm Reduction Policy

Midterm Targets
- Chuo Mitsui Trust – Approx. 50% against Tier I
- Sumitomo Trust – Approx. 30% against Tier I

Chuo Mitsui Trust Group

9

References

    o   Integration Process

    o   Corporate Data for the Two Companies

    o   Corporate Data for the Trust Banks

                                                                              10

(Reference 1) Integration Process (1) - Overview

                  Schedule
        November  6, 2009                    Conclusion of a Basic Agreement on the Management Integration

        April 1, 2011 (planned)   Execution of share exchange (The First Step)

        April 1, 2012 (planned)   Merger of the three trust banks of the group (The Second Step)

      Integration (Share Exchange) Ratio

      The integration (share exchange) ratio will be determined by CMTH and STB based on their discussions, each considering the valuation and advice of their financial advisors.

          Business Alliance

      Both CMTH Group and STB Group quickly examine the possibilities for forming business alliances with each other, aiming at early realization of integration effects.

        Integration Promotion Committee

      Integration Promotion Committee: In order to deliberate and decide on key issues, directors from CMTH
      Group and STB Group launched "Integration Promotion Committee" on November 6, headed by the presidents of
      CMTH and STB.

                                                                              11

(Reference 1) Integration Process (2) - The First Step

On April 1, 2011, CMTH and STB plan to conduct the management integration through a share exchange between
CMTH and STB and to position CMTH, planned to be renamed Sumitomo Mitsui Trust Holdings, Inc., as a new holding company.

                                 The First Step

                    The Sumitomo Trust and Banking Co., Ltd.

Share Exchange On April 1, 2011 (planned)

                         Asset Management Subsidiaries

Chuo Mitsui Asset Management Company, Limited

Chuo Mitsui Capital Company Limited

                              Banking Subsidiaries

Chuo Mitsui Asset Trust and Banking Company, Limited

The Chuo Mitsui Trust and Banking Company, Limited          Other Subsidiaries

Other Subsidiaries

STB Research Institute Co., Ltd. (think tank)

                         Asset Management Subsidiaries

STB Asset Management Co., Ltd.

Nikko Asset Management Co., Ltd.

Other Asset Management Subsidiaries

Japan Trustee Services Bank, Ltd.

                                                                             12

(Reference 1) Integration Process (3) - The Second Step

On April 1, 2012, plan to merge the three trust banks under Sumitomo Mitsui Trust Holdings, Inc. (planned), and establish Sumitomo Mitsui Trust Bank, Ltd. (planned)

                 Sumitomo Mitsui Trust Holdings, Inc. (planned)

The Second Step

Planned to be a direct-investment subsidiary of Integrated Holding Company

STB Research Institute Co., Ltd. (think tank)

Asset Management Subsidiaries
o   Will be reorganized by function
o   Planned to be direct-investment subsidiaries of Integrated Holding Company

STB Asset Management Co., Ltd.

Nikko Asset Management Co., Ltd.

Chuo Mitsui Asset Management Company, Limited

Chuo Mitsui Capital Company Limited

Other Asset Management Subsidiaries

Japan Trustee Services Bank, Ltd.

The Sumitomo Trust and Banking Co., Ltd.                          Other Subsidiaries

Chuo Mitsui Asset Trust and Banking Company, Limited

The Chuo Mitsui Trust and Banking Company, Limited               Other Subsidiaries

Merger of the three Trust Banks on April1, 2012 (planned)

Sumitomo Mitsui Trust Bank, Ltd. (planned)                       Other Subsidiaries

                                                                              13

(Reference 2) Corporate Data for the Two Companies (as of March 31, 2009)

Corporate Data for the Two Companies (as of March 31, 2009)

	Chuo Mitsui Trust Holdings, Inc.	The Sumitomo Trust and Banking Co., Ltd.
Date of Establishment	February 1, 2002	July 28, 1925
Registered Head Office	33-1, Shiba 3-chome Minato-ku, Tokyo 105-8574, Japan	5-33, Kitahama 4-chome Chuo-ku, Osaka, 540-8639, Japan
Name and Title of Representative	President Kazuo Tanabe	President and CEO Hitoshi Tsunekage
Capital Stock[1]	261,608 million yen	342,037 million yen
Number of Issued Shares[1]	Common: 1,658,426,267	Common: 1,675,128,546 Preferred: 109,000,000
Total Net Assets (Consolidated)	688,455 million yen	1,264,052 million yen
Total Assets (Consolidated)	15,086,445 million yen	21,330,132 million yen
End of Fiscal Year	March	March
Number of Employees[2]	8,828 (Consolidated)	9,965 (Consolidated)

[1] As of September 30, 2009

[2] Number of employees includes permanent staff and overseas local hires, and excludes short-term contractors and temporary employees.

Business Results for the Past Three Fiscal Years (Consolidated)

	Chuo Mitsui Trust Holdings, Inc.			The Sumitomo Trust and Banking Co., Ltd.		
Fiscal Year ended March 31,	2007	2008	2009	2007	2008	2009
Ordinary Income (billions of yen)	447.1	459.1	413.0	853.3	1,095.6	1,062.1
Ordinary Profit (billions of yen)	159.9	125.3	(116.9)	170.1	136.9	29.6
Net Income (billions of yen)	112.7	71.8	(92.0)	103.8	82.3	7.9
BIS Capital Adequacy Ratio[1]	12.13%	13.84%	12.05%	11.36%	11.84%	12.09%
Tier I Capital Ratio[1]	8.90%	10.82%	8.74%	6.44%	7.33%	7.63%

[1] Chuo Mitsui Trust Holdings, Inc. uses a domestic standard and The Sumitomo Trust and Banking Co., Ltd. uses an international standard.

Chuo Mitsui Trust Group
14

(Reference 3) Corporate Data for the Trust Banks (as of March 31, 2009)

Corporate Data for the Trust Banks (Non-Consolidated, as of March 31, 2009)

	The Chuo Mitsui Trust and Banking Company, Limited	Chuo Mitsui Asset Trust and Banking Company, Limited	The Sumitomo Trust and Banking Co., Ltd.	Combined Total
Date of Establishment	May 26, 1962	December 28, 1995	July 28, 1925	–
Registered Head Office	33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan	23-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan	5-33, Kitahama 4-chome, Chuo-ku, Osaka, 540-8639, Japan	–
Name and Title of Representative	President Kazuo Tanabe	President Tadashi Kawai	President and CEO Hitoshi Tsunekage	–
Capital stock (millions of yen)	399,697	11,000	287,537	
Rating	A1 (Moody's) A (S&P)	A1 (Moody's)	Aa3 (Moody's) A+ (S&P)	–
Number of Branches	67	1	55	123
Domestic branches	67	1	51	119
Overseas branches	–	–	4	4
Number of Domestic Sub-branches and Overseas Representative Offices	29	2	16	47
Domestic sub-branches	25	2	12	39
Overseas representative offices	4	–	4	8
Number of Employees[1]	6,371	631	6,026	13,028
Total Assets (billions of yen)	14,502.5	145.9	20,735.8	35,384.3
Deposits (billions of yen)	8,953.9	0.1	11,906.0	20,860.1
Loans and Bills Discounted[2] (billions of yen)	9,191.1	–	11,857.8	21,048.9
Total Net Assets (billions of yen)	571.8	44.8	863.1	1,479.8
Trust account[3] (billions of yen)	7,228.8	28,841.3	82,770.9	118,841.1
BIS Capital Adequacy Ratio[4]	11.27%	27.55%	13.03%	–
Tier I Capital Ratio[4]	7.92%	27.55%	8.49%	–
Assets Classified under the Financial Revitalization Law[5] (billions of yen)	139.1	–	116.4	255.6
Non-Performing Loans ratio[5]	1.4%	–	0.9%	1.1%
Gross Business Profit (before trust account write-offs) (billions of yen)	193.4	35.3	334.3	563.0
Net Business Profit before Credit Costs (billions of yen)	93.2	19.5	201.0	313.8
Net Income (billions of yen)	(90.3)	10.3	38.9	(41.0)

[1] Number of employees includes permanent staff and overseas local hires, and excludes short-term contractors and temporary employees.
[2] Combined totals of banking and trust accounts.
[3] Including the amount re-trusted to Japan Trustee Services Bank, Ltd.
[4] The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited use a domestic standard and The Sumitomo Trust and Banking Co., Ltd. uses an international standard.
[5] Combined totals of banking and principal guaranteed trust accounts.

Chuo Mitsui Trust Group
15

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo
Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as 'believes,' 'expects,' 'anticipates,' 'projects,' 'intends,' 'should,'
'seeks,' 'estimates,' 'future,' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

O   failure of the parties to agree on some or all of the terms of business combination;
O   failure to obtain a necessary shareholder approval;
O   inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;
O   changes in laws or accounting standards, or other changes in the business environment relevant to the parties;
O   challenges in executing our business strategies;
O   the effects of financial instability or other changes in general economic or industry conditions; and
O   other risks to consummation of the transaction.

Additional Information and Where to Find It

 Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and
 Exchange Commission (the "SEC") in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S.
 shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders' meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The
 Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of
 The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings,
 Inc. at +81-3- 5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.

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